

December 22, 2009

<u>via U.S. mail</u>

Mr. An Fengbin
President and Chief Executive Officer
Andatee China Marine Fuel Services Corporation
Dalian Ganjingzi District, Dalian Wan Lijiacun
Unit C, No. 69 West Binhai Road, Xigang District Dalian
People's Republic of China

> **Re: Andatee China Marine Fuel Services Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 10, 2009**
> **File No. 333-161577**

Dear Mr. An:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We reissue our prior comment 1. For example, we note your reference at page 4 to Donggang Xingyuan as your wholly-owned subsidiary.

Prospectus Summary, page 1

Corporate History and Organizational Structure, page 3

2.   We note your statement at page 4 that the Authorization Agreement "in essence, ensures that the minority shareholders will regain their pro rata ownership of OEEL." Similarly, you state in your response to our prior comment 4 that the Authorization Agreement and the Supplemental Agreement were entered into to ensure that the original minority shareholders of Xingyuan will regain their

respective pro rata ownership upon triggering of the conditions set forth in the agreements. However, it does not appear by the terms of the Authorization Agreement or the Supplemental Agreement that they provide any such right to the minority shareholders of Xingyuan. Please advise.

3. We note your response to our prior comment 2 with respect to why Xingyuan entered into the contractual arrangements with Fusheng, rather than with an entity that was initially controlled by Mr. An. Please add related disclosure to your filing.

Risk Factors, page 10

We rely on few significant providers for our raw material supplies, page 13

4. We note your response to our prior comment 5. Please revise this risk factor to remove the duplicative disclosure that appears at page 13 regarding purchases from your largest supplier. In addition, please identify the two major suppliers referenced at page 13.

Equity Replacement Agreement, page 33

5. We note your response to our prior comment 8. Please file the executed version of the Supplemental Agreement that you filed as Exhibit 10.19.

Security Ownership of Certain Beneficial Owners and Management, page 75

6. We note your response to our prior comment 12. Please revise your disclosure to specifically reference the risk factors that would apply to Mr. An's right to the shares subject to completion of the registration with the State Administration of Foreign Exchange.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

F. Alec Orudjev
(866) 742-4203